May 9, 2024

Via EDGAR Submission

Mr. Dietrich King

Ms. Rucha Pandit

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Barnes & Noble Education, Inc.

Registration Statement on Form S-1

Filed April 18, 2024

File No. 333-278799

Dear Mr. King and Ms. Pandit:

On behalf of our client, Barnes & Noble Education, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated May 2, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1 that was filed with the Commission on April 18, 2024 (the “Registration Statement”). The Company is concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Registration Statement.

For reference purposes, the Staff’s comments have been reproduced in italics herein with the Company’s responses immediately following such comments. All page references in the response set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-1

Material U.S. Federal Income Tax Consequences, page 58

1.

We note your disclosure that “[i]nsofar as this summary relates to matters of U.S. federal income tax law, or legal conclusions with respect thereto . . . the summary constitutes the opinion of our tax counsel, Paul Hastings LLP.” Please file a “short-form” tax opinion and consent from tax counsel as exhibits to the registration statement. For guidance, please refer to Section III.B of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is filing a “short-form” tax opinion and consent from its tax counsel as Exhibit 8.1 to Amendment No. 1.

U.S. Securities and Exchange Commission

May 9, 2024

2.

We note that the Rights Offering, in conjunction with the Purchase Agreement, Term Credit Agreement and Private Investment, together contemplate the issuance of at least 1.8 billion shares of common stock. Please revise your disclosure throughout the prospectus to disclose the total number of shares that could be issued as a result of the aforementioned transactions. In addition, please disclose the estimated quantitative dilutive impact of such transactions on the ownership interests of your current investors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised its disclosure throughout Amendment No. 1 to quantify the total number of shares that could be issued as a result of the Rights Offering and the other transactions contemplated in the Registration Statement. The Company has also revised its disclosure on page 42 of Amendment No. 1 to quantify the estimated potential dilutive impact of such transactions on the ownership interests of its existing stockholders.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Sean M. Donahue

Paul Hastings LLP

cc:	Michael Huseby, Barnes & Noble Education, Inc.